Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase (as defined below), the related Letter of Transmittal, and any amendments or supplements to such Offer to Purchase or Letter of Transmittal, and is being made to all holders of Shares. The Offer is not being made to (and no tender will be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. Purchaser (as defined below) may, in its discretion, take such action as it deems necessary to make the Offer to holders of Shares in any such jurisdiction in compliance with such laws. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock of

FIVE PRIME THERAPEUTICS, INC.

at

$38.00 Per Share by

FRANKLIN ACQUISITION SUB, INC.

a wholly owned subsidiary of

AMGEN INC.

Franklin Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Amgen Inc., a Delaware corporation (“Amgen”), is offering to purchase all the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Five Prime Therapeutics, Inc., a Delaware corporation (“Five Prime”), at a price of $38.00 per share (the “Offer Price”), in cash, minus any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 18, 2021 (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as it may be amended, supplemented or otherwise modified from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”). Tendering stockholders whose Shares are registered in their own names and who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the tender of Shares in the Offer. Purchaser will pay all fees and expenses incurred in connection with the Offer by American Stock Transfer & Trust Company, LLC, which is acting as the Depositary for the Offer (the “Depositary”), and D.F. King & Co., Inc., which is acting as the information agent for the Offer (the “Information Agent”). Stockholders with Shares held through a broker, dealer, commercial bank, trust company or other nominee should consult with their broker or other nominee to determine whether any charges will apply.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK TIME, ON APRIL 16, 2021 (ONE MINUTE FOLLOWING 11:59 P.M., NEW YORK TIME, ON APRIL 15, 2021), UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 4, 2021 (the “Merger Agreement”), by and among Purchaser, Amgen and Five Prime. Pursuant to, and subject to the conditions set forth in, the Merger Agreement (unless otherwise mutually agreed by Purchaser, Amgen and Five Prime), as soon as practicable following the time Purchaser accepts for payment such number of Shares validly tendered and not properly withdrawn pursuant to the Offer (the “Offer Acceptance Time”), Purchaser will be merged with and into Five Prime (the “Merger”) without a vote of the stockholders of Five Prime in accordance with Section 251(h) of the Delaware General Corporation Law, as amended (the “DGCL”), and Five Prime will survive the Merger as a wholly owned subsidiary of Amgen. At the effective time of the Merger (the “Effective Time”), each then issued and outstanding Share not previously purchased in the Offer (other than (a) Shares that at the Effective Time are held by Five Prime, Amgen, Purchaser or any other direct or indirect wholly owned subsidiary of Amgen and (b) Shares outstanding immediately prior to the Effective Time that are held by stockholders of Five Prime who are entitled to appraisal rights under the DGCL and have properly exercised and perfected, and not withdrawn or otherwise lost, such appraisal rights) will be converted into the right to receive the Offer Price, in cash, minus any applicable withholding taxes and without interest. The execution and delivery of the Merger Agreement and all of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are collectively referred to as the “Transactions.”

After careful consideration, the board of directors of Five Prime (the “Five Prime Board”) has unanimously (a) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interest of, Five Prime and its stockholders, (b) declared it advisable to enter into the Merger Agreement, (c) approved the execution, delivery and performance by Five Prime of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, (d) resolved that the Merger will be effected under Section 251(h) of the DGCL and (e) resolved to recommend that the stockholders of Five Prime accept the Offer and tender their Shares to Purchaser pursuant to the Offer, subject to the right of the Five Prime Board to withdraw (or modify in a manner adverse to Amgen or Purchaser) or publicly propose to withdraw or withhold (or modify or qualify in a manner adverse to Amgen or Purchaser) its recommendation in accordance with the terms of the Merger Agreement.

THE FIVE PRIME BOARD UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF FIVE PRIME ACCEPT THE OFFER AND TENDER ALL OF THEIR SHARES TO PURCHASER PURSUANT TO THE OFFER.

The Offer and withdrawal rights will expire at 12:00 midnight, New York Time, on April 16, 2021 (one minute following 11:59 P.M., New York time on April 15, 2021) (the “Offer Expiration Time”). We use the term “Expiration Date” to refer to April 15, 2021, unless the Offer is extended by Purchaser in accordance with the Merger Agreement and applicable law, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended by Purchaser, will expire.

The Offer is not subject to any financing condition. The Offer is conditioned on, among other things, there being validly tendered (and not properly withdrawn) prior to the Offer Expiration Time, a number of Shares that (together with any Shares then owned by Purchaser and its “affiliates” (as such term is defined in Section 251(h)(6)(a) of the DGCL), but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” by the “depository” (as such terms are defined in Section 251(h)(6) of the DGCL)) represents at least one Share more than 50% of the then issued and outstanding Shares (the “Minimum Condition”). The Offer is also subject to certain other conditions set forth in the Offer to Purchase, including the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), the absence of a legal restraint making the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger, illegal or otherwise prohibited (the “No Legal Prohibition Condition”), and other customary conditions as described in Section 15—“Conditions of the Offer” of the Offer to Purchase (collectively, the “Offer Conditions”). A summary of the principal terms of the Offer appears on pages 1-11 of the Offer to Purchase. Stockholders should read the Offer to Purchase carefully before deciding whether to tender their Shares.

Subject to the terms of the Merger Agreement, Purchaser may, at any time and from time to time prior to the Expiration Date, increase the Offer Price, waive any Offer Conditions or make any other changes to the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement, except that unless otherwise provided by the Merger Agreement, without the consent of Five Prime, Purchaser may not: (a) decrease the Offer Price; (b) change the form of consideration payable in the Offer; (c) decrease the maximum number of Shares sought to be purchased in the Offer; (d) impose conditions or requirements to the Offer in addition to the Offer Conditions, (e) amend or modify any of the Offer Conditions in a manner that adversely affects, or could reasonably be expected to adversely affect, any holder of Shares or that could, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or prevent, materially delay or materially impair the ability of Amgen or Purchaser to consummate the Offer, the Merger or the other Transactions, (f) amend, modify, change or waive the Minimum Condition, the No Legal Prohibition Condition or the condition that the Merger Agreement will not have been terminated in accordance with its terms; (g) terminate the Offer or accelerate, extend or otherwise change the Expiration Date, except as expressly required or permitted by the Merger Agreement; or (h) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

If, as of the scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, Purchaser may, in its discretion (and without the consent of Five Prime or any other person) extend the Offer on one or more occasions, for an additional period of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied. Purchaser will extend the Offer from time to time for (a) any period required by law, any interpretation or position of the U.S. Securities and Exchange Commission, the staff thereof or the Nasdaq Global Market as applicable to the Offer or Merger and (b) periods of up to ten (10) business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act will have expired or been terminated. If, as of the scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, at the request of Five Prime, Purchaser will extend the Offer on one or more occasions for an additional period specified by Five Prime of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied. In no event will Purchaser be required to, or, without Five Prime’s prior written consent, be permitted to, extend the Offer beyond the earlier to occur of (x) the valid termination of the Merger Agreement in accordance with its terms or (y) the first business day following December 4, 2021.

If Purchaser extends the Offer, Purchaser will inform the Depositary of that fact and will make a public announcement of such extension no later than 9:00 a.m., New York time, on the next business day after the day on which the Offer was scheduled to expire.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares properly tendered to Purchaser and not properly withdrawn as, if and when Purchaser gives notice to the Depositary of Purchaser’s acceptance for payment of the Shares in the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the aggregate Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. For a description of the procedure for tendering Shares, see the Offer to Purchase.

Under no circumstances will interest be paid on the Offer Price to be paid by Purchaser for the Shares, regardless of any extension of the Offer or any delay in making payment.

In all cases, payment for Shares accepted for payment in the Offer will be made only after timely receipt by the Depositary of (a) the certificates evidencing such Shares or, if the Shares are held via book entry at The Depository Trust Company (the “Book-Entry Transfer Facility”), confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3—“Procedure for Tendering Shares” of the Offer to Purchase, (b) a Letter of Transmittal, properly completely and duly executed (or a manually executed facsimile thereof), with any required signature guarantees or, in the case of a book-entry transfer at the Book-Entry Transfer Facility, an Agent’s Message in lieu of the Letter of Transmittal, and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share certificates, Letters of Transmittal or book-entry confirmations with respect to Shares are actually received by the Depositary.

Except as provided in Section 4—“Withdrawal Rights” of the Offer to Purchase, or as provided by applicable law, tenders of Shares are irrevocable. Shares tendered in the Offer may be withdrawn according to the procedures set forth below at any time prior to the Expiration Date and, unless already accepted for payment and paid for by Purchaser pursuant to the Offer, may also be withdrawn at any time after May 17, 2021, which is the sixtieth (60th) day after the commencement of the Offer, pursuant to Section 14(d)(5) of the Exchange Act.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates representing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the physical release of such certificates, the serial numbers shown on the particular certificates evidencing such Shares must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered according to the procedures for book-entry transfer as set forth in Section 3—“Procedure for Tendering Shares” of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at The Depository Trust Company (“DTC”) to be credited with the withdrawn Shares and otherwise comply with DTC’s procedures.

Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will no longer be considered validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures described in Section 3—“Procedure for Tendering Shares” of the Offer to Purchase at any time prior to the Expiration Date.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, including questions as to the proper completion or execution of any Letter of Transmittal, notice of guaranteed delivery or other required documents, as to the form and validity (including time of receipt) of any notice of withdrawal and as to the proper form of transfer of any Share certificates, will be determined by the Purchaser, in its sole and absolute discretion, whose determination will be final and binding. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper or complete form, and to determine whether the acceptance for payment of, or payment for, Shares may be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser. Purchaser’s interpretation of the terms and conditions of the Offer (including, without limitation, the Letter of Transmittal and the instructions thereto) will be final and binding.

The receipt of cash in exchange for Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. For a more complete description of certain U.S. federal income tax consequences of the Offer and the Merger, including matters pertinent to non-U.S. stockholders, see Section 5—“Certain U.S. Federal Income Tax Consequences” of the Offer to Purchase. Stockholders are urged to consult with their own tax advisors to determine the particular tax consequences to them (including the application and effect of any state, local or foreign income and other tax laws) of the Offer and the Merger, and the possible effects of changes in such laws.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Five Prime has provided Purchaser or its designee with Five Prime’s stockholder lists and security position listings for the purpose of disseminating the Offer to Purchase (and related documents) to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed by or on behalf of Purchaser to record holders of Shares whose names appear on Five Prime’s stockholder lists and will be furnished by or on behalf of Purchaser to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder lists or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase, the related Letter of Transmittal and Five Prime’s Solicitation/Recommendation Statement on Schedule 14D-9 (which contains the recommendation of the Five Prime Board and the reasons therefor) contain important information. Stockholders should carefully read these documents in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at the location and telephone numbers set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

Requests for copies of the Offer to Purchase, Letter of Transmittal and other tender offer documents may be directed to the Information Agent at the address and telephone numbers set forth below and will be furnished at Purchaser’s expense. Additionally, copies of the Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and any other material related to the Offer may be obtained at the website maintained by the SEC at www.sec.gov.

Except as set forth in the Offer to Purchase, neither Amgen nor Purchaser will pay any fees or commissions to any broker or dealer or other person for making solicitations or recommendations in connection with the Offer.

Purchaser will, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for customary mailing and handling expenses incurred by them in forwarding material to their customers.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Stockholders may call toll-free:

(800) 848-3410

Banks and Brokers may call collect:

(212) 269-5550

Email: fiveprime@dfking.com

March 18, 2021